EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim condensed consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or our “company”) for the six months ended June 30, 2017 and 2016 should be read in conjunction with the interim condensed consolidated financial statements and the related notes to the company’s interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2016, 2015 and 2014 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled “Risk Factors” beginning on page 8 of our 20-F annual report.

Highlights for the Six-Month Period Ended June 30, 2017

During the six-month period ended June 30, 2017:

•	in connection with our gold recovery operations, we produced 1,239 ounces of raw gold. We sold 1,411 fine ounces of gold at an average price of US$1,212 per ounce.

•	we repurchased 306,500 shares for US$56,106 and cancelled them. We also repurchased 50,000 common shares for $9,188 (CAD$12,250), and cancelled these shared subsequent to the period end.

•	we issued 162,000 common shares on exercise of stock options for cash proceeds of $18,560.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is unchanged from our December 2016 MDA. The anticipated cost of the plan for 2017 is $900,000 to $1,100,000. We have flexibility within the plan to increase or decrease spending, depending on results.

Trends

Although gold prices closed in 2016 at $1,146 per ounce, below the 2016 average of $1,248 per ounce, there were several positive indicators for gold price improvements into 2017.

The World Gold Council delivered Shari’ah-compliant guidance on gold as an investment, opening the market for potential Islamic investors and institutions. This change should open new markets for gold and create demand for the metal.

Gold does well in times of inflation and uncertainty. Concerns of the stability of banks in the Euro zone in 2017 will create uncertainty. Should the Trump presidency stumble economically, or be unable to deliver on its promises, gold could react positively. Concerns exist about China's ability to continue on its rapid economic growth in an era of increased trade protection.

Gold prices per ounce over the six month period ended June 30, 2017 and previous two years are as follows:

	Six
	months
	2017	2016	2015
High	$1,294	$1,366	$1,295
Low	1,151	1,077	1,049
Average	$1,238	$1,248	$1,160

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has indicated that it will increase rates three times in 2017. These increases assume that economic slack exists in the system and that the US economy will continue to expand. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices. If rate increases are sustainable, that could signal inflation, which would be good for gold.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of the last five fiscal years ending December 31

	2016	2015	2014	2013	2012
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss for the period	(467,711)	(391,723)	(687,057)	(750,942)	(7,631,636)
Net loss (gain) attributable to non-controlling interest	(13,173)	(35,642)	(6,842)	8,849	466,378
Net loss Xtra-Gold Resources Corp.	(480,884)	(427,365)	(693,899)	(742,093)	(7,165,258)
Basic and diluted loss attributable to common shareholders per common share	(0.01)	(0.01)	(0.02)	(0.02)	(0.16)
Total current assets	1,593,038	1,049,334	1,124,733	1,717,195	2,692,522
Total assets	2,895,984	2,491,603	2,713,212	3,616,752	4,836,377
Total current liabilities	486,613	391,750	327,193	311,904	404,507
Total liabilities	486,613	391,750	327,193	515,299	931,491
Working capital	1,106,425	657,584	797,540	1,405,291	1,948,426
Capital stock	48,174	45,622	45,811	46,264	46,540
Total equity	2,409,371	2,099,853	2,386,019	3,101,453	3,904,866
Total Xtra-Gold Resources Corp. stockholders’ equity	3,335,472	3,039,127	3,360,935	4,083,211	4,877,795
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	47,256,630	45,721,507	45,996,481	46,481,748	44,698,113

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
	$	$

June 30, 2017	$ 329,625	$ 0.01
March 31, 2017	(46,583)	(0.00)
December 31, 2016	(2,641)	(0.00)
September 30, 2016	(152,070)	(0.00)
June 30, 2016	(296,068)	(0.01)
March 31, 2016	(30,105)	(0.00)
December 31, 2015	116,341	0.00
September 30, 2015	(316,271)	(0.01)

Results of Operations for the Three Months Ended June 30, 2017 as Compared to the Three Months Ended June 30, 2016

Our company’s net gain for the three months ended June 30, 2017 was $329,625 as compared to a net loss of $296,068 for the three months ended June 30, 2016, an improvement of $625,693. Most of the improvement resulted from gold shipments in the June 2017 quarter. Warrant expense was also a significant factor in the 2016 quarter.

Our company’s basic and diluted net gain per share for the three months ended June 30, 2017 was $0.01 compared to a net loss of $0.01 per share for the three months ended June 30, 2016. The weighted average number of shares outstanding was 48,067,302 at June 30, 2017 compared to 46,648,126 for the three months ended June 30, 2016. The increase in the weighted average number of shares outstanding can be attributed to the private placement of 2,500,000 units in May 2016, partly offset by the repurchase of shares during 2017 and 2016.

We incurred expenses of $220,454 in the three months ended June 30, 2017 as compared to $391,681 in the three months ended June 30 2016, an decrease of $171,227. Amortization for the three months ended June 30, 2017 was $27,810 as compared to $34,831 for the three months ended June 30, 2016, a decrease of $7,021. No equipment was purchased in 2016. A new drill and a truck were added late in the June 30, 2017 quarter. General and administrative (“G&A”) expenses were $61,996 in the three months ended June 30, 2017 as compared to $161,439 in the three months ended June 30, 2016, a decrease of $99,443. Increased stock-based compensation and regulatory expenses were partly offset by lower consulting and director costs. Exploration costs decreased by $64,763 to $130,648 as compared to $195,411 for the three months ended June 30, 2016, as drilling commenced in the 2016 quarter as compared to a limited work program in 2017, while we waited for the drill to be delivered to Ghana. All exploration costs were expensed in the periods.

Exploration activities on the Kibi project during the June 2017 quarter focused on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 21 scout pits, encompassing 70 channel samples, were manually excavated on the Akwadum South (“Zone 7”) and Akwadum North (“Zone 8”) gold-in-soil anomalies, and the Hillcrest Shear (“Zone 6”) grassroots gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the scout pitting / trenching sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

An access road building / scout trenching program was initiated in mid-June 2017 on the Bomaa Gold Project located on the company’s Kwabeng Mining Lease; with the exploration program designed to identify the bedrock source of the extensive auriferous argillite rock float / subcrop train. The trenching program is ongoing with work conducted by the close of the present quarter including: approximately 90 metres of mechanical trenching (99 channel samples); 14.5 metres of road cut channel sampling (12 samples); and approximately 30 metres of saw-cut channel sampling from stripped outcrop exposure (31 samples). The grassroots Bomaa project consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit (see May 6, 2014 News Release).

We did not conduct any exploration activities on our Pameng, Banso and Muoso projects during the current reporting period.

The Exploration Crew commissioned the Company’s newly acquired diamond drill rig and initiated trial drilling during the present quarter; with commencement of in-house exploration drilling expected by mid-August 2017.

We reported a gain of $593,113 related to other items for the three months ended June 30, 2017 compared to a gain of $95,938 for the three months ended June 30, 2016. A significant amount of gold was shipped to the smelter in Q2 2017, which affected our gold recovery. The change in warrant liability in 2016 positively affected that quarter. Lower gold recovery results in 2016 were mostly offset by better foreign exchange, while investment holding gains provided most of the remainder of the improvement.

During the three months ended June 30, 2017, we sold 965 ounces of fine gold from our gold recovery operations compared to 419 ounces of fine gold from our share of the placer gold operations received during the three months ended June 30, 2016. Our gold receipts, after royalties, during the three months ended June 30, 2017, generated a gain on gold recovery of $545,028 (June 30, 2016 – gain of $174,094). We recovered 618 raw ounces of gold during Q2 2017. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended June 30, 2017, our company had a foreign exchange gain of $16,867 compared to a gain of $9,616 in the three months ended June 30, 2016 which can be attributed to a stronger U.S. dollar during the quarter against the Canadian dollar and Ghanaian cedi.

Our company recognized a trading and holding gain of $29,422 on the sale of securities in the three months ended June 30, 2017 compared to a gain of $15,443 from holding securities in the three months ended June 30, 2016, as no securities were sold in 2016. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing. Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis. An expense of $100,922 was reported in the June 2016 quarter.

Results of Operations for the Six Months Ended June 30, 2017 as Compared to the Six Months Ended June 30, 2016

Our company’s net gain for the six months ended June 30, 2017 was $283,042 as compared to a net loss of $326,173 for the six months ended June 30, 2016, an improvement of $609,215. Improved gold recoveries generated most of the improvement.

Our company’s basic and diluted net gain per share for the six months ended June 30, 2017 was $0.01 compared to a net loss of $0.01 per share for the six months ended June 30, 2016. The weighted average number of shares outstanding was 48,118,856 at June 30, 2017 compared to 46,114,076 for the six months ended June 30, 2016. The increase in the weighted average number of shares outstanding can be attributed to the private placement of 2,500,000 units in May 2016, partly offset by the repurchase of shares over 2017 and 2016.

We incurred expenses of $413,209 in the six months ended June 30, 2017 as compared to $578,577 in the six months ended June 30 2016, a decrease of $165,368. Increased stock based compensation and exploration drilling expense in 2016 created most of the difference.

We reported a gain of $749,832 related to other items for the six months ended June 30, 2017 compared to a gain of $259,704 for the six months ended June 30, 2016. Improved gold recovery in 2017 and the change in fair value of the warrant liability in 2016 provided most of the improvement. The 2016 period included a non-cash $100,922 expense related to revaluation of embedded warrants outstanding at the period end.

During the six months ended June 30, 2017, we sold 1,411 ounces of fine gold from our gold recovery operations compared to 844 ounces of fine gold from our share of the placer gold operations received during the six months ended June 30, 2016.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During the first quarter of 2017, the Company issued 162,000 shares at CAD$0.15 per share for cash proceeds of $18,560 on the exercise of stock options.

During May 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for cash proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

During the second quarter of 2016, the Company issued 408,000 shares at CAD$0.15 per share for cash proceeds of $48,756 on the exercise of stock options.

There were no capital raising transactions in 2015 and 2014.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was reduced by $134,775 during the six-month period. Cash from operations increased by $220,089, mostly from reduced inventory, as earnings on gold recovery reported in operations were mostly offset by increased accounts receivable. Cash of $299,318 was used to purchase a drill rig which arrived on site in Q2 2017 and a new truck during the same period. Other operating expenses were mostly cash neutral. Cash from financing activities reported a use of $37,546, comprised mostly of cash used to repurchase shares.

During the six month period ended June 30, 2017, our company repurchased 306,500 of our shares at a cost of $56,106 (2016 – 169,500 shares for $30,224) and cancelled these shares. During the period subsequent to June 30, 2017, we also repurchased 197,500 shares at a cost of $34,337, which were cancelled subsequent to the period end.

At June 30, 2017, accounts payable and accrued liabilities increased to $344,018 (December 31, 2016 - $269,613), mostly due to revenue based accruals related to gold recoveries from shipments to our smelter late in the period. Our cash and cash equivalents as at June 30, 2017 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2017 operating plan. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2016.

At June 30, 2017, we had total cash and cash equivalents of $778,787 (December 31, 2016 - $913,562). Working capital as of June 30, 2017 was $1,155,983 (December 31, 2016 - $1,106,425). The small increase in working capital mostly reflects the gain on gold recovery in the accounts receivable. During the six-month period ended June 30, 2017, our company received proceeds of $75,259 from selling of tradable securities and purchased $27,742 in tradable securities.

Our shares of common stock, warrants and stock options outstanding as at August 10, 2017, June 30, 2017, and December 31, 2016 were as follows:

	August 10, 2017	June 30, 2017	December 31, 2016
Common Shares	48,096,917	48,029,917	48,174,417
Warrants	1,397,000	1,397,000	1,397,000
Stock Options	1,650,000	1,650,000	1,920,000
Fully diluted	51,143,917	51,076,917	51,491,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.0 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2017 budget to carry out our plan of operations is approximately $1,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2017. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2016.

Going Concern

We have incurred net losses of $28,300,343 since inception through June 30, 2017. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2016, 2015 and 2014 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Related Party Transactions

During the periods ended June 30, 2017 and June 30, 2016, the Company entered into the following transactions with related parties:

	June 30, 2017	June 30, 2016

Consulting fees paid or accrued to officers or their companies	$308,520	$314,943
Directors’ fees	1,124	1,091

Stock option grants to officers and directors	—	400,000
Stock option grant price range	—	$0.31

Of the total consulting fees noted above, $171,028 (June 30, 2016 - $92,744) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $85,514 (June 30, 2016 - $46,372) of this amount. As at June 30, 2017, $116,820 (December 31, 2016 - $47,792) remains payable to this related company and $5,000 (December 31, 2016 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

Material Commitments
Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

•	to the Minerals Commission of Ghana for:
•	an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);
•	a grant of a mining lease (currently $100,000);
•	an extension of a mining lease (currently $100,000);
•	annual operating permits; and
•	the conversion of a reconnaissance license to a prospecting license (currently $20,000);

•	to the Environmental Protection Agency of Ghana for:
•	processing and certificate fees with respect to EPA permits;
•	the issuance of permits before the commencement of any work at a particular concession; or
•	the posting of a bond in connection with any mining operations undertaken by our company; and

•	for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:
•	the Apapam concession (Kibi project);
•	the Kwabeng concession (Kwabeng project);
•	the Pameng concession (Pameng project);
•	the Banso concession (Banso project); and
•	the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. In the quarter ended June 30, 2017, we completed the purchase of an exploration drill and we purchased a new truck. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This measurement is unchanged from December 31, 2016 and is explained in Note 3 of the condensed consolidated interim financial statements for the six months ended June 30, 2017.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2017 and December 31, 2016, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	June 30, 2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$778,787	$778,787	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	254,759	254,759	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,253,868	$1,254,868	$—	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$913,562	$913,562	$—	$—
Restricted cash	221,322	221,322	—	—
Investment in trading securities	248,592	248,592	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,382,476	$1,383,476	$—	$(1,000)

Critical Accounting Estimates and Changes in Accounting Policies

All significant critical accounting estimates are fully disclosed in Note 3 of the unaudited condensed consolidated financial statements for the six months ended June 30, 2017 and are unchanged from those reported in our December 31, 2016 audited consolidated financial statements.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost	Availability of financing for our projects. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.	Changes in the capital markets impacting availability of future financings. Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Forward-Looking Statements	Assumptions	Risk Factors
producers

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

 Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2017

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Forward-Looking Statements	Assumptions	Risk Factors
	Xtra-Gold continues as a going concern.	Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.
Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management’s outlook regarding future trends

Availability of financing. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: August 10, 2017